SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 9)*

                        Continental Airlines, Inc.
                             (Name of Issuer)

                           Class A Common Stock
                      (Title of Class of Securities)

                                 210795209
                              (CUSIP Number)

                             James J. O'Brien
                        201 Main Street, Suite 2420
                         Fort Worth, Texas  76102
                              (817) 871-4000
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                             November 20, 1998
          (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of Class A shares reported herein is 853,644, which constitutes approximately 7.5% of the total number of Class A shares outstanding. All ownership percentages set forth herein assume that there are 11,406,732 shares outstanding.

1.   Name of Reporting Person:

     1998 CAI Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/
3.   SEC Use Only

4.   Source of Funds:  Not Applicable

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e):                           / /

6.   Citizenship or Place of Organization: Texas

                    7.   Sole Voting Power:  624,134 (1)

Number of
Shares
Beneficially             8.   Shared Voting Power: -0-
Owned By
Each                9.   Sole Dispositive Power:  624,134 (1)
Reporting
Person With
                    10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

          624,134

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:
                                                       / /

13.  Percent of Class Represented by Amount in Row (11): 5.5%



14.  Type of Reporting Person: PN

------------
(1)  Power is exercised through its general partner, 1992 Air GP.

1.   Name of Reporting Person:

     1992 Air GP

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/
3.   SEC Use Only

4.   Source of Funds:  Not Applicable

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e):                                / /

6.   Citizenship or Place of Organization: Texas

                    7.   Sole Voting Power: 624,134 (1)(2)

Number of           8.   Shared Voting Power: -0-
Shares
Beneficially
Owned By
Each                9.   Sole Dispositive Power: 624,134 (1)(2)
Reporting
Person With

                    10.  Shared Dispositive Power: -0-


11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

          624,134 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:
                                                       / /

13.  Percent of Class Represented by Amount in Row (11):  5.5%


14.  Type of Reporting Person: PN

-------------
(1) Power is exercised through its majority general partner, 1992 Air, Inc.
(2) Solely in its capacity as the general partner of 1998 CAI Partners, L.P.

1.   Name of Reporting Person:

     1992 Air, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/

3.   SEC Use Only

4.   Source of Funds:  Not Applicable

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e):                                / /

6.   Citizenship or Place of Organization: Texas

                    7.   Sole Voting Power: 837,244 (1)(2)


Number of           8.   Shared Voting Power: -0-
Shares
Beneficially
Owned By
Each                9.   Sole Dispositive Power: 837,244 (1)(2)
Reporting
Person With
                    10.  Shared Dispositive Power: -0-


11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

          837,244 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:
                                                            / /

13.  Percent of Class Represented by Amount in Row (11): 7.3%


14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its controlling shareholder, David
     Bonderman.
(2) Solely in its capacity as the majority general partner of 1992 Air GP with respect to 624,134 shares.

1.   Name of Reporting Person:

     David Bonderman

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/

3.   SEC Use Only

4.   Source of Funds:  Not Applicable

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e):                                / /

6. Citizenship or Place of Organization: David Bonderman is a citizen of the United States of America.

                    7.   Sole Voting Power: 853,644 (1)



Number of           8.   Shared Voting Power: -0-
Shares
Beneficially
Owned By
Each                9.   Sole Dispositive Power: 853,644 (1)
Reporting
Person With

                    10.  Shared Dispositive Power: -0-


11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

          853,644 (1)


12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:
                                                            / /

13.  Percent of Class Represented by Amount in Row (11): 7.5%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as general partner of the Bonderman Family Limited Partnership with respect to 16,400 shares and in his capacity as controlling shareholder of 1992 Air, Inc. with respect to 837,244 shares.

1.   Name of Reporting Person:

     Bonderman Family Limited Partnership

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/

3.   SEC Use Only

4.   Source of Funds:  WC

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e):                                / /

6.   Citizenship or Place of Organization: Texas

                    7.   Sole Voting Power: 16,400 (1)


Number of           8.   Shared Voting Power: -0-
Shares
Beneficially
Owned By
Each                9.   Sole Dispositive Power: 16,400 (1)
Reporting
Person With

                    10.  Shared Dispositive Power: -0-


11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

          33,504 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:
                                                            / /

13.  Percent of Class Represented by Amount in Row (11):  0.3%


14.  Type of Reporting Person: PN

------------
(1)  Power is exercised through its general partner, David Bonderman.
(2) Bonderman Family Limited Partnership also holds a limited partnership interest in 1998 CAI Partners, L.P. On the basis of certain provisions of the Partnership Agreement, Bonderman Family Limited Partnership may be deemed to beneficially own the 17,104 shares of Class A Common Stock beneficially owned by 1998 CAI Partners, L.P. that are attributable to such limited partnership interest.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated August 8, 1995, as amended by Amendment No. 1 dated August 11, 1995, Amendment No. 2 dated April 3, 1996, Amendment No. 3 dated April 26, 1996, Amendment No. 4 dated May 13, 1996, Amendment No. 5 dated December 6, 1996, Amendment No. 6 dated June 6, 1997, Amendment No. 7 dated January 30, 1998 and Amendment No.
8 dated April 28, 1998 (the "Schedule 13D"), relating to the shares of Class
A Common Stock, par value $.01 per share ("Class A Stock"), of Continental Airlines, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the
Schedule 13D.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) Item 2 hereby is partially amended by adding at the end thereof the following:

     1998 CAI Partners, L.P. ("CAI Partners") hereby joins this filing because it beneficially owns more than 5% of the outstanding shares of the Class A Stock and because it may be deemed to constitute a "group" with certain other of the Reporting Persons within the meaning of Section 13 (d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by CAI Partners or the other Reporting Persons that a group exists. As used herein, the term "Reporting Persons" shall also include reference to CAI Partners.

     Air Partners, AIR II, Bondo Air and Brener shall no longer be
Reporting Persons for purposes of this and all future filings on Schedule 13D.

     (b)-(c) of Item 2 hereby are partially amended by adding at the end thereof the following:

     CAI PARTNERS

     CAI Partners is a Texas limited partnership, the principal business of which is the holding of shares of the Class A Stock. The principal business address of CAI Partners, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas, 76102. The general partner of CAI Partners is 1992 Air GP. Information required pursuant to Instruction C to Schedule 13D of the Act with respect to 1992 Air GP has previously been provided in Item 2 of the Schedule 13D.

     (d)-(f)

     No material change.

ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 is partially amended by adding at the end thereof the following:

     As more fully set forth in Item 5(c) and Item 6 herein, the closing of the transactions contemplated under the Investment Agreement occurred on November 20, 1998.

     Except as disclosed in the Schedule 13D (including the original
Schedule 13D filing, as amended), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D of the Act.


ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

     Paragraphs (a)-(c) of Item 5 are hereby amended and restated in their entireties as follows:

     (a)

     CAI PARTNERS

     The aggregate number of shares of the Class A Stock that Air Partners owns beneficially, pursuant to Rule 13d-3 under the Act, is 624,134, which constitutes approximately 5.5% of the outstanding shares of such stock.

     1992 AIR GP

     Because of its position as the general partner of CAI Partners, 1992
Air GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 624,134 shares of the Class A Stock, which constitutes approximately 5.5% of the outstanding shares of such stock.

     AIR, INC.

     Because of its position as the majority general partner of 1992 Air
GP, and because of its direct ownership of 213,110 shares of the Class A Stock, Air, Inc. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 837,244 shares of the Class A Stock, which constitutes approximately 7.3% of the outstanding shares of such stock.

     BONDERMAN

     Because of his position as the controlling shareholder of Air, Inc., and as the general partner of Bonderman Family, Bonderman may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 853,644 shares of the Class A Stock, which constitutes approximately 7.5% of the outstanding shares of such stock.

     BONDERMAN FAMILY

     The aggregate number of shares of the Class A Stock that Bonderman
Family owns, or may be deemed to own, beneficially, pursuant to Rule 13d-3 under the Act, is 33,504, 16,400 shares of which Bonderman Family owns directly and 17,104 shares of which Bonderman Family may be deemed to own beneficially because of its position as a limited partner of CAI Partners, and on the basis of certain provisions of the Limited Partnership Agreement of CAI Partners. In the aggregate, such shares of Class A Stock constitute approximately 0.3% of the outstanding shares of such stock.

     To the best knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in response to Item 2(a) herein is the beneficial owner of any shares of the Class A Stock.

     (b)

     CAI PARTNERS

     Acting through its general partner, CAI Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 624,134 shares of the Class A Stock.

     1992 AIR GP

     In its capacity as the general partner of CAI Partners, and acting through its majority general partner, 1992 Air GP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 624,134 shares of the Class A Stock.

     AIR, INC.

     In its capacity as the majority general partner of 1992 Air GP, and acting through its controlling shareholder, Air, Inc. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 624,134 shares of the Class A Stock held by CAI Partners. Air, Inc. also has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 213,110 shares of the Class A Stock it holds directly.

     BONDERMAN

     In his capacity as the controlling shareholder of Air, Inc., Bonderman has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 837,244 shares of the Class A Stock. In his capacity as sole general partner of Bonderman Family, Bonderman has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an additional 16,400 shares of the Class A Stock.

     BONDERMAN FAMILY

     Acting through its sole general partner, Bonderman Family has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 16,400 shares of the Class A Stock.

     (c)

     The closing of the transactions contemplated under the Investment Agreement occurred in November 20, 1998. Prior to the closing, the parties to the Investment Agreement entered into Amendment No. 2 to the Investment Agreement (the "Amendment") pursuant to which the partners in Air Partners who had elected to receive shares of Northwest Airlines Corporation ("Northwest") common stock (the "Share Electing Partners"), other than 1992 Air GP, were permitted to retain both the shares of the Class A Stock directly owned by them and one-fourth of the shares attributable to their respective interests in Air Partners, while receiving 75% of the number of shares of Northwest Common Stock they would otherwise have received under the Investment Agreement, with 1992 Air GP receiving both Northwest common stock and cash, and all other partners in Air Partners receiving cash.

     Pursuant to the Fourth Amendment to the Partnership Agreement of Air Partners dated as of November 19, 1998, the Share Electing Partners were allowed to receive a distribution from Air Partners of the shares of Class A Stock held by Air Partners that they were permitted to retain under the Amendment. Each Share Electing Partner directed that those shares be transferred directly to CAI Partners as a contribution of capital, and such transfers, involving an aggregate of 624,134 shares of the Class A Stock, were effected on November 20, 1998.

          Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Class A Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is hereby amended by adding the following at the end thereof:

     The Amendment

     On November 20, 1998, the parties to the Investment Agreement entered into the Amendment, the purpose of which was to permit Air Partners to transfer 624,134 shares of the Class A Stock to CAI Partners prior to the acquisition of Air Partners by Northwest and to permit 1992 Air, Inc. and Bonderman Family to retain the shares of the Class A Stock that they held outside of Air Partners and to impose certain restrictions on the voting and disposition of the shares of the Class A Stock retained by CAI Partners, Air, Inc. and Bonderman Family (the "Retained Shares").

     Pursuant to the Amendment, CAI Partners, the partners of CAI
Partners, Air, Inc. and Bonderman Family (the "CAI Partners") agreed not to sell, encumber or otherwise dispose of any or all of the Retained Shares unless prior to such transfer such shares are converted into shares of the Class B Common Stock of the Issuer (the "Class B Stock"), except that such conversion shall not be required if Northwest, Northwest Airlines Holdings Corporation and Air Partners (collectively, the "Northwest Entities") shall have disposed of shares of the Issuer's common stock or converted shares of the Class A Stock into shares of the Class B Stock such that the Northwest Entities beneficially owned shares of the Issuer's common stock representing, in the aggregate, less than 20% of the Total Voting Power of the Issuer (as that term is defined in the Governance Agreement among Northwest, Northwest Airlines Holdings Corporation and the Issuer effective as of January 25, 1998, as amended) (the "Threshold"). If the Northwest Entities are required pursuant to a Government Order (as defined in the Amendment) to dispose of shares of the Issuer's common stock so that they beneficially own shares of the Issuer's common stock representing less than 20% of the Total Voting Power and, in order to do so, elect to convert all of the shares of the Class A Stock beneficially owned by them into shares of the Class B Stock, then the Threshold shall be reduced to 7.5%.

     In addition, the CAI Parties have, pursuant to the Amendment, agreed
(i) not to grant any proxies or powers of attorney (other than to Northwest or Holdings or as otherwise provided by the Amendment), enter into any voting trust or other voting arrangement with respect to the Retained Shares, (ii) until the Governance Agreement is not in effect and the Supplemental Period, as defined therein, has terminated, to vote or caused to be voted the Retained Shares as directed by Northwest in connection with any fundamental corporate transaction or certain issuances of the Issuer's common stock or any material amendment to the Issuer's Amended and Restated Certificate of Incorporation or Bylaws and to vote or cause the Retained Shares to be voted as recommended by the Board of Directors of the Issuer in any election of directors of the Issuer in which any person other than the Issuer is soliciting proxies, (iii) to grant to John H. Dasberg, Mickey A. Foret and Douglas M. Steenland an irrevocable proxy to vote the Retained Shares in a manner consistent with the Investment Agreement, and (iv) not to convert any shares of the Class A Stock into shares of the Class B Stock other than immediately prior to the transfer of such shares to a third party in accordance with the restrictions provided in the Investment Agreement.

     The foregoing description of the Amendment is qualified in its entirety by reference to the Amendment, a copy of which is filed herewith as
Exhibit 4.14.

Limited Partnership Agreement of CAI Partners

     The Limited Partnership Agreement of CAI Partners was entered into on November 18, 1998. Pursuant to Sections 4.05(b) and (c), any limited partner in CAI Partners may demand to receive, at any time, a distribution of shares of the Class A Stock from CAI Partners in either complete or partial redemption of such partner's interest in CAI Partners, or may request that the general partner sell the shares of the Class A Stock allocated to such partner and distribute the net proceeds of such sale to the partner. This description of the Limited Partnership Agreement of CAI Partners is qualified in its entirety by reference to the agreement which is filed herewith as Exhibit 99.4.

     Except as disclosed in this Schedule 13D (including the original
Schedule 13D filing, as amended), the Reporting Persons know of no contracts, arrangements, understandings or relationships between or among themselves, or between the Reporting Persons and any other person, with respect to any securities of the Issuer.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 4.14 Amendment No. 1 to the Investment Agreement dated as of January 25, 1998 by and among Northwest Airlines Corporation, Newbridge Parent Corporation, Air Partners, L.P., Bonderman Family Limited Partnership, 1992 Air, Inc., Air Saipan, Inc., and the other parties identified on the signature pages thereof, filed herewith.

Exhibit 4.15 Amendment No. 2 to the Investment Agreement dated as of November 20, 1998 by and among Northwest Airlines Corporation, Newbridge Parent Corporation, Air Partners, L.P., Bonderman Family Limited Partnership, 1992, Air, Inc., Air Saipan, Inc., and the other parties identified on the signature pages thereof, filed herewith.

Exhibit 99.1   Agreement pursuant to Rule 13d-1(l)(iii), filed herewith.

Exhibit 99.4 Limited Partnership Agreement of 1998 CAI Partners, L.P. dated as of November 18, 1998, filed herewith.

Exhibit 99.5 Fourth Amendment to the Amended and Restated Limited Partnership Agreement of Air Partners, L.P. dated as of November 19, 1998, filed herewith.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     Dated: November 25, 1998


                              1998 CAI PARTNERS, L.P.

                              By:  1992 AIR GP,
                                   General Partner

                                   By:  1992 AIR, INC.,
                                        General Partner


                                        By:/s/James J. O'Brien
                                              James J. O'Brien,
                                              Vice President

                              1992 AIR GP

                              By:  1992 AIR, INC.,
                                   General Partner


                                   By:/s/James J. O'Brien
                                         James J. O'Brien,
                                         Vice President

                              1992 AIR, INC.

                              By:/s/James J. O'Brien
                                    James J. O'Brien,
                                    Vice President

                              /s/James J. O'Brien
                              James J. O'Brien,
                              Attorney-in-Fact for:
                              DAVID BONDERMAN (1)

                              BONDERMAN FAMILY LIMITED PARTNERSHIP

                              By:  David Bonderman, general partner


                              By:/s/James J. O'Brien,
                              Attorney-in-Fact for DAVID BONDERMAN(1)


(1) A Power of Attorney authorizing James J. O'Brien to act on behalf of David Bonderman was previously filed with the Commission.

                               EXHIBIT INDEX

EXHIBIT NO.         DESCRIPTION

   4.1 Subscription and Stockholders' Agreement, dated as of April 27, 1993, among Air Partners, Air Canada and the Issuer, previously filed.

   4.2 Warrant Agreement, dated as of April 27, 1993, by and between the Issuer and the Warrant Agent as defined therein, previously filed.

   4.3 Registration Rights Agreement dated as of April 27, 1993, among Air Partners, Air Canada and the Issuer, previously filed.

   4.4 Form of Lock Up Agreement between Air Partners and Goldman Sachs International, previously filed.

   4.5 Form of Lock Up Agreement between each Partner of Air Partners and the Issuer, previously filed.

   4.6 Form of Assignment of Registration Rights by Air Partners in favor of each Partner of Air Partners, previously filed.

   4.7 Amendment to Subscription and Stockholders' Agreement, dated as of April 19, 1996, among Air Partners, Air Canada and the Issuer, previously filed.

   4.8 Amended and Restated Registration Rights Agreement, dated as of April 19, 1996 among the Issuer, Air Partners, and Air Canada, previously filed.

   4.9 Warrant Purchase Agreement, dated as of May 2, 1996, by and between the Issuer and Air Partners, previously filed.

   4.10 Warrant Purchase Agreement, dated as of May 27, 1997, by and between the Issuer and Air Partners, previously filed.

   4.11 Investment Agreement dated as of January 25, 1998, among Northwest Airlines Corporation, Newbridge Parent Corporation, Air Partners and the other parties named therein, previously filed.

   4.12 Promissory Note dated as of April 24, 1998 executed by Air Partners, L.P. and payable to Northwest Airlines Corporation, previously filed.

   4.13 Pledge Agreement dated as of April 24, 1998 between Air Partners, L.P. and Northwest Airlines Corporation, previously filed.

   4.14 Amendment No. 1 to the Investment Agreement dated as of January 25, 1998 by and among Northwest Airlines Corporation, Newbridge Parent Corporation, Air Partners, L.P., Bonderman Family Limited Partnership, 1992 Air, Inc., Air Saipan, Inc., and the other parties identified on the signature pages thereof, filed herewith.

   4.15 Amendment No. 2 to the Investment Agreement dated as of November 20, 1998 by and among Northwest Airlines Corporation, Newbridge Parent Corporation, Air Partners, L.P., Bonderman Family Limited Partnership, 1992, Air, Inc., Air Saipan, Inc., and the other parties identified on the signature pages thereof, filed herewith.

  24.1 Power of Attorney dated August 7, 1995, by Alfredo Brener, previously filed.

  99.1         Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

  99.2 Amended and Restated Limited Partnership Agreement of Air Partners, L. P., together with the first amendment thereto, previously filed.

  99.3 Second and Third Amendments to the Amended and Restated Limited Partnership Agreement of Air Partners, L.P., previously filed.

  99.4 Limited Partnership Agreement of 1998 CAI Partners, L.P. dated as of November 18, 1998, filed herewith.

  99.5 Fourth Amendment to the Amended and Restated Limited Partnership Agreement of Air Partners, L.P. dated as of November 19, 1998, filed herewith.